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Exhibit (a)(5)

FORM OF
PROMISE TO GRANT STOCK OPTION(S)

        In exchange for your agreement to cancel certain stock options ("Old Option(s)") you received from Interactive Intelligence, Inc. ("Interactive Intelligence"), Interactive Intelligence hereby promises to grant you a stock option or options, as applicable, covering shares of Interactive Intelligence's common stock on July 2, 2004 (the "New Option(s)"). For any Old Options that are tendered and accepted for exchange and that had a grant date any time before the date that is six months and one day prior to the date Interactive Intelligence cancels such Old Options, the number of shares subject to the related New Options will be equal to one-third of the number of shares subject to such Old Options, and such New Options will become exercisable one-half on each of the first and second anniversaries of the date that such New Options are granted. For any Old Options that are tendered and accepted for exchange and that had a grant date within the six-month and one day period prior to the date that Interactive Intelligence cancels such Old Options, the number of shares subject to the related New Options will be equal to the number of shares subject to such Old Options, and such New Options will become exercisable in one-third increments on each of the first, second and third anniversaries of the date that such New Options are granted. Each New Option will otherwise be subject to the standard terms and conditions under Interactive Intelligence's 1999 Stock Option and Incentive Plan (the "Plan") and applicable form of stock option agreement.

        In order to receive the New Option(s), you must be employed by Interactive Intelligence in a full-time capacity or be on a bona fide leave of absence that was approved by Interactive Intelligence in writing (if the terms of the leave provide for continued service crediting or when continued service crediting is required by law), as of July 2, 2004. This promise to grant does not constitute a guarantee of employment with Interactive Intelligence for any period. Your employment with Interactive Intelligence remains "at-will" and can be terminated by either you or Interactive Intelligence at any time, with or without cause or notice. If you voluntarily terminate your employment with Interactive Intelligence or if Interactive Intelligence terminates your employment for any reason before July 2, 2004, you will lose all rights you have to receive any New Options.

        This Promise is subject to the terms and conditions of the Offer to Exchange dated December 2, 2003, the memorandum from Stephen R. Head dated December 2, 2003, and the Election Form previously completed and submitted by you to Interactive Intelligence, all of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and Interactive Intelligence with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Interactive Intelligence.

INTERACTIVE INTELLIGENCE, INC.
By:
Date: , 2003

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  Exhibit (a)(5)